July 13, 2005

Mail Stop 4561

Via U.S. Mail and Fax (801) 973-4188
Mr. Christopher Foley
Chief Financial Officer
NBO Systems, Inc.
3676 West California Avenue, Building D
Salt Lake City, UT 84104

	RE:	NBO Systems, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-33037

Dear Mr. Foley:

      We have reviewed your response letter dated June 13, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business

Risk Factors, page 13
1. Your response to prior comment 2 states that "the likelihood of a state successfully asserting transactional jurisdiction is remote or only reasonably possible". Please tell us which level of likelihood you believe the contingency to be. If the contingency is reasonably possible, explain to us how you have satisfied the requirements of paragraph 10 of SFAS 5.
2. Related to prior comment 2, although Maryland escheatment laws do not relate to your business, tell us what consideration you have given to the effect of Utah`s escheatment laws as they relate to gift cards and gift certificates sold while you were incorporated in that state. Tell us the amount of revenues recorded that could be subject to escheatment laws while incorporated in Utah. We may have further comment.

Note A - Organization and Summary of Significant Accounting
Policies

11. Revenue Recognition
3. We have read and reviewed your response to comment 4. We believe that GMRI is the primary obligor in these transactions. Clarify to us whether a consumer has recourse against you if they are not satisfied with goods purchased from GMRI using a gift card or gift certificate. It appears that GMRI is responsible for fulfillment and the customer service role in this process. See examples 6 and 12 of
EITF 99- 19.  In addition, you disclose on page 25 that Darden
(GMRI)
has expressed intent from time to time to change their fulfillment process in a manner that would affect how you record revenue (change from gross to net). Simply changing the terms of your contract with
GMRI should not drive the accounting for this transaction and the substance of the transaction should remain the same. Tell us how the changes in the terms of the contract results in a different accounting method. We may have further comment.
4. Your response to prior comment 6 indicates that estimated breakage is not recorded as revenues. This appears to contradict the revenue recognition policy discussed in your letter to the Office of the Chief Accountant dated January 31, 2004. Please explain how your response reconciles to your letter to the Office of the Chief Accountant.
5. Your response to prior comment 6 states that revenue from breakage, relating to gift cards, is recognized when the breakage is received from the financial institution holding the restricted funds.
However, it was our understanding that it is your practice to withdraw cash from the restricted accounts in amounts equal to your estimates of future breakage. Please explain to us the difference between this policy and recognizing revenue based on estimated breakage.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief
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NBO Systems, Inc.
July 13, 2005
Page 1